Exhibit 17.1

Charles S. Cohen
8902 Loch Lomond Ct.
Houston, TX  77096
713-240-2464

Mr. Phil Scott
CFO SurgiCare, Inc.
12727 Kimberley Lane #200
Houston, TX  77024

October 29, 2003

Dear Mr. Scott:

As you are aware I have not been an active member of the SurgiCare, Inc. board of directors since September of 2002. I cannot in good conscious continue to be an inactive member of the board of directors.

Please accept this letter as my official resignation from the SurgiCare, Inc. board of directors, effective immediately.

Of course, it goes without saying; if I can ever be of any assistance to SurgiCare, please feel free to contact me.

Sincerely,

/s/ Charles S. Cohen
Charles S. Cohen